LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 27, 2023

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Listed Funds Trust (the “Trust”)
Securities Act Registration No. 333-215588
Investment Company Act Reg. No. 811-23226
Ladies and Gentlemen:
Pursuant to Rule 485(a)(1) of the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Trust is Post-Effective Amendment No. 306 and Amendment No. 308 to the Trust’s Registration Statement on Form N-1A, for the purpose of making material changes to the principal investment strategy of the Trust's series, Clough Hedged Equity ETF and Clough Select Equity ETF.
If you have any questions or require further information, please contact the undersigned at (414) 516-1692 or Rachel.Spearo@usbank.com.
Sincerely,
/s/ Rachel Spearo
Rachel Spearo
Secretary